SECURITIES AND EXCHANGE COMMISSION

FORM RW

Registration withdrawal request

Filing Date:  October 4, 2016

Sec Accession No. 0001091818-16-000374

File No. 000-55702

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BAGGER DAVE’S BURGER TAVERN, INC.

807 W. Front Street

Suite B

Traverse City, Michigan 49684

December 2, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Re: Bagger Dave’s Burger Tavern, Inc.

Request for Withdrawal of Registration Statement on Form 10-12G

Filed October 4, 2016

File No.:  000-55702

Dear Ladies and Gentlemen:

Bagger Dave’s Burger Tavern, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form 10-12G (File No. 000-55702) (the "Form 10") filed with the U.S. Securities Exchange Commission (the "Commission") on October 4, 2016 under the Securities Exchange Act of 1934, as amended (the "Exchange Act".)

The Form 10 is being withdrawn to prevent it from automatically becoming effective on December 3, 2016 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is in the process of responding to comments to Form 10 made by the Commission staff.  The Company deems it not to be in its best interest to go effective prior to fully resolving the outstanding staff comments.  The Company intends to immediately refile the Form 10 in order to complete the review process.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at the address listed above.

Thank you for your attention to this matter.

Very truly yours,

BAGGER DAVE’S BURGER TAVERN, INC.

By: /s/ Michael Ansley

Michael Ansley, President